MEMORANDUM

TO:	Jeff Long

FROM:	Joshua Deringer

DATE:	July 22, 2009

RE:	Post-Effective Amendments to Registration Statements on Form N-2 of Hatteras Multi-Strategy Fund, L.P., Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P. and Hatteras Multi-Strategy TEI Institutional Fund, L.P.
The following memorandum responds to the comments received from you on the above-referenced filings.
1.	Comment: Please explain the “receivable from affiliate” and “due to affiliate” line items in the Funds’ financial statements.
The statement of assets, liabilities and partners capital for Hatteras Multi-Strategy Institutional Fund, L.P. (“MSI”) showed $100,000 receivable from affiliate and the Hatteras Multi-Strategy TEI Institutional Fund, L.P. (“TEII”) showed $100,000 due from affiliate. The $100,000 balance represented an April 1, 2009 subscription incorrectly recorded on the books of TEII. The payable is from TEII to the correct feeder fund, MSI. Likewise, the statement of assets, liabilities and partners capital for TEII showed $200,000 receivable from affiliate and the Hatteras Multi-Strategy TEI Fund, L.P. (“TEI”) showed $200,000 due from affiliate. The $200,000 balance represented an April 1, 2009 subscription incorrectly recorded on the books of TEI. The payable is from TEI to the correct feeder fund, TEII. Both amounts were corrected by the administrator prior to the allocation of any gains or losses.
The statement of assets, liabilities and partners capital for TEI showed $124,098 receivable from affiliate. This represents miscellaneous receivables held over from the Topiary transaction described in Note 1 to the financial statements. These amounts primarily relate to tax refund balances from the Topiary fund received after March 31, 2009. Going forward, the notes to the financial statements will explain any similar items in more detail.
2.	Comment: The expense ratios in the financial highlights are confusingly presented.
Going forward, the registrants will show the Net Expenses line first, with three reconciling items for the taxable funds (borrowing costs, performance fees, and reimbursement from manager, if any), and an additional item, withholding tax ratio, in the tax-exempt funds, resulting in operating expense line, which represents expenses subject to the expense cap.

3.	Comment: Please confirm that Deloitte & Touche did not provide tax services for fiscal years ending 3/31/08 or 3/31/09.
The registrants confirm that Deloitte & Touche did not provide tax services for fiscal years ending 3/31/08 or 3/31/09.
4.	Comment: The expense examples in the prospectus should immediately follow the fee tables (before the footnotes to the fee tables).
The disclosure will be revised as requested.